June 16, 2022

Sondra Snyder, Staff Accountant

Senior Assistant Chief Accountant

Division of Corporation Finance Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Astra Energy, Inc.

Amendment No. 2 to Registration Statement on Form S-1 Filed June 2, 2022

File No. 333-263256

Dear Ms. Snyder

Please consider the following as responses to your letter dated June 14, 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Three Months Ended February 28, 2022 Compared to Three Months Ended February 28, 2021, page 12

1.

You discuss the increase in business development expense for the six months ended February 28, 2022 compared to the six months ended February 28, 2021 rather than the three months ended February 28, 2022 compared to the three months ended February 28, 2021. Please revise as appropriate.

RESPONSE:

The disclosure has been revised to read six months in place of three months.

2.

You generated $25,000 of revenues during the three and six months ended February 28, 2022. Please revise your discussion and analysis to address the nature of such revenues, whether such revenues are expected to recur in future periods and any costs of sales associated with these revenues. In addition, you disclose that you have no current revenue generating operations on pages 4 and 6, please consider revising these disclosures.

RESPONSE:

The disclosure on Pages 4 and 6 has been revised to read as follows:

The Company has an accumulated deficit at February 28, 2022 of $31,338,085 and except for a one-time non-refundable deposit received pursuant to a pending solar panel sales and installation agreement, has no current revenue generating operations.

The disclosure on Page 12 for both the three-month period and the six-month period has been revised to include the following:

Revenues:

The revenue increased to $25,000 from $nil for the three months ended February 28, 2022 and February 28, 2021, respectively. The increase resulted from a non-refundable deposit received pursuant to a pending contract for the sale and installation of solar panels.

Revenues:

The revenue increased to $25,000 from $nil for the six months ended February 28, 2022 and February 28, 2021, respectively. The increase resulted from a non-refundable deposit received pursuant to a pending contract for the sale and installation of solar panels.

Exhibits

3.

We note your response to prior comment 1 and reissue such comment. In that regard, we note that the revised fee table in Exhibit 107 regarding the securities being offered is not consistent with your prospectus cover page. For example, you disclose on the cover page that you are offering units consisting of one share of common stock and one warrant to purchase common stock, but it does not appear that you have separately included the units or the warrants in the fee table. Please revise.

RESPONSE:

Exhibit 107 has been corrected by properly breaking out the parts of the Unit.

4.

We note your response to prior comment 11, including your statement that an amended legal opinion has been prepared and filed opining on the items mentioned in the comment. However, we reissue such comment as it does not appear that such revisions were made to the legal opinion. Please obtain and file a revised opinion that clearly opines on the legality of the shares of common stock underlying the warrants, and which addresses whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

RESPONSE:

The correct opinion letter is attached as exhibit 5.1

5.

We note that Section 13 in the form of warrant agreement filed as Exhibit 99.2 appears to include a fee-shifting provision. Please revise your prospectus to disclose such provision, including (1) the types of actions subject to fee-shifting, including whether the registrant intends to apply the provision to claims under the federal securities laws for the current offering, (2) the level of recovery required by the plaintiff to avoid payment, and (3) who is subject to the provision, and who would be allowed to recover. In addition, provide risk factor disclosure that the provision could discourage shareholder lawsuits.

RESPONSE:

Section 13 in Exhibit 99.2 has been deleted

The company and its management acknowledge that we are responsible for the accuracy and adequacy of the company’s disclosures, notwithstanding any review, comments, action or absence of action by the staff.

/s/ Kermit Harris
Kermit Harris, President and Director

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